THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 11.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a–16 or 15d–16 of the
Securities and Exchange Act of 1934

For the month of June 2002

SANTA ISABEL INC.
(Translation of registrant's name into English)

AVENIDA APOQUINDO 3600, 7th FLOOR
SANTIAGO, CHILE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82-____________________.

This report consist of a press release regarding the Santa Isabel S.A., interim unaudited financial statements as of and for the six-month period ended June 30, 2002.

Contacts:

Mauricio Varela, CFO
Santa Isabel S.A.
Tel.: +56 (2) 200-4501
E-mail: mvarela@santaisabel.cl

Luca Biondolillo / Jessica Anderson
Breakstone & Ruth
Tel.: (646) 536-7002
E-mail: Janderson@breakstoneruth.com

Santa Isabel Announces 2002 Second Quarter Results

Santiago, Chile, August 29, 2002 – Santa Isabel S.A. (NYSE: ISA), a Chilean-based regional supermarket chain, today announced a net loss of Ch$5,192 million, or Ch$8.79 per ordinary share (US$0.19 per American Depositary Shares (ADS)), for the three-month period ended June 30, 2002. This represents a 5.2 percent improvement over a loss of Ch$5,475 million, or a loss of Ch$9.27 per ordinary share (US$0.20 per ADS) recorded for the same period of 2001.

Eduardo R. Orteu, Chief Executive Officer of Santa Isabel, said, "During the second quarter, the economic and competitive environment in the countries in which we operate continued to be difficult. In light of this, I am especially pleased with the sales performance so far of the new store formats in Peru and Chile. On April 2002, we opened the second compact hypermarket format store in Chile, under the TOPS brand".

Revenues:

Consolidated revenues for the second quarter increased by 3.4 percent to Ch$111,895 million, from Ch$108,234 million for the equivalent period last year.

In Chile, revenues for the quarter decreased by 3.2 percent to Ch$67,205 million, from Ch$69,454 million for the same period last year, mainly as a result of the increasingly competitive environment in the principal markets in which the Company operates, especially in the IV, VI and VIII Regions. Additionally, same store sales in Chile declined year-over-year by 5.1 percent, mainly due to an 8.1 percent decrease in the number of transactions during the quarter, while the average ticket improved by 3.3 percent over the same period. The year-over-year decline in sales was partially offset by the good performance of the two new TOPS hypermarkets opened in June 2001 and April 2002, and the opening of three new stores during 2001.

In Peru, revenues for the quarter increased by 25.6 percent to Ch$38,265 million, from Ch$30,465 million for the same quarter of 2001. This improvement was the result of the launch of two new store formats: a compact hypermarket called Plaza Vea and a discount

store, called Minisol. A total of six Minisol stores were opened during 2001: one during the first quarter, a second one during the second quarter, two in the third quarter and two during the fourth quarter. A total of two additional stores were converted to the Plaza Vea format during the fourth quarter of 2001 and first quarter of 2002. Additionally, same store sales in local currency improved year-over-year by 12.8 percent, as a result of an increase in the number of transactions and average ticket for the period.

Revenues for the quarter in Paraguay decreased by 22.7 percent to Ch$6,421 million, from Ch$8,312 million for the same quarter last year, mainly due to the effect of the depreciation of the Paraguayan Guarani against the Chilean Peso in the period. Additionally, same store sales in local currency decreased year-over-year by 12.1 percent, mainly as a result of 8.5 percent decrease in the number of transactions resulting from increased competition and the decrease in consumer spending as consequence of the deterioration of the economic environment. This decrease was partially offset by the opening of two stores during second and third quarter of last year.

Gross Profit

Consolidated gross profit for the second quarter rose by 8.5 percent to Ch$27,499 million, from Ch$25,354 million for the same quarter last year. Consequently, gross margin for the quarter increased to 24.6 percent, from 23.4 percent for the same period last year.

In Chile, gross profit for the quarter increased by 3.5 percent to Ch$18,083 million, from Ch$17,470 million last year. Gross margin for the quarter increased to 26.9 percent, from 25.2 percent for the same period of 2001. This improvement resulted from an increase in sales of more profitable categories, an overall decline in shrinkage levels and, to a lesser extent, improved terms with suppliers.

In Peru, gross profit for the quarter increased by 43.7 percent to Ch$8,068 million, from Ch$5,614 million last year. Gross margin improved to 21.1 percent, from 18.4 percent for the same quarter of 2001. This improvement was driven by the increase in sales for the quarter, the performance of the new store formats, particularly Plaza Vea, and improved terms with suppliers.

In Paraguay, gross profit for the quarter decreased by 40.4 percent to Ch$1,363 million, from Ch$2,286 million for the same quarter last year. Consequently, gross margin for the quarter decreased to 21.2 percent, from 27.5 percent for the same period last year.

Selling, General and Administrative Expenses (SG&A)

Consolidated SG&A for the quarter increased by 10.9 percent to Ch$31,260 million, from Ch$28,185 million for the same period in 2001. As a percentage of sales, SG&A increased to 27.9 percent, from 26.0 percent for the same quarter last year. Excluding depreciation and amortization, SG&A for the quarter, as a percentage of sales, increased to 24.3 percent, from 22.9 percent for the second quarter of 2001.

In Chile, SG&A for the quarter increased by 7.1 percent to Ch$20,006 million, from Ch$18,671 million for the same period in 2001. As a percentage of sales, SG&A for the quarter increased to 29.8 percent, from 26.9 percent, mainly as a result of expenses incurred in conjunction with the opening of three new stores and the conversion of a total of two additional ones to the TOPS hypermarket format in 2001 and during the second quarter of this year. SG&A for the period, excluding depreciation and amortization, increased as a percentage of sales to 26.8 percent, from 24.3 percent for the same quarter of 2001.

In Peru, SG&A for the quarter increased by 28.6 percent to Ch$9,043 million, from Ch$7,030 million for the same period in 2001, mainly due to administrative expenses incurred in the opening of four new Minisol stores and the conversion of a total of two additional ones to the Plaza Vea format since the second half of 2001. As a percentage of sales, SG&A for the quarter increased slightly to 23.6 percent, from 23.1 percent last year. Excluding depreciation and amortization, SG&A for the quarter, as a percentage of sales, increased to 20.1 percent, from 19.8 percent for the same quarter of 2001.

In Paraguay, SG&A for the quarter decreased by 10.6 percent to Ch$2,290 million, from Ch$2,563 million for the second quarter of last year, mainly as a result of efforts to reduce expenses related to the Company's operations in that country. As a percentage of sales, SG&A for the quarter increased to 35.7 percent, from 30.8 percent for the second quarter of 2001, explained by lower sales level. Excluding depreciation and amortization, SG&A for the quarter, as a percentage of sales, increased to 24.9 percent, from 23.4 for the same period last year.

Operating Income

For the quarter, the Company posted a consolidated operating loss of Ch$3,761 million, compared with a consolidated operating loss of Ch$2,831 for the equivalent period last year. Operating margin for the period decreased year-over-year to negative 3.4 percent, from negative 2.6 percent for the equivalent period last year.

EBITDA

Consolidated EBITDA for the quarter was Ch$287 million, representing a 53.0 percent year-over-year decline. As a percentage of sales, EBITDA for the period decreased to 0.3 percent, from 0.6 percent for the same quarter in 2001.

Financial Expenses

Financial expenses for the quarter decreased to Ch$2,458 million, from Ch$2,937 million for the same period of 2001, mainly thanks to lower interest rates. On June 30, 2002, the Company's total financial debt amounted to Ch$113,506 million, compared with Ch$105,185 million on June 30, 2001.

Other Non-Operating Expenses

Other non-operating expenses for the quarter increased to Ch$162 million, from Ch$95 million for the second quarter of 2001.

Results Before Taxes

Results before taxes for the quarter amounted to a loss of Ch$6,803 million, compared with a loss before taxes of Ch$6,363 million for the same period of 2001. As a percentage of sales, results before taxes for the period increased slightly to negative 6.1, from negative 5.9 percent for same quarter in 2001.

Other

In Chile, during the second quarter the Company converted a second supermarket, located in the Metropolitan Region, into a 4,000 square meter TOPS hypermarket. In Peru, the Company completed during the quarter the remodeling of four stores.

Corporate Developments

On August 26, Royal Ahold N.V (NYSE: AHO) announced the intention to launch tender offers for any and all of the outstanding shares of common stock and American Depositary Shares (ADS) of Santa Isabel that it did not already own. The tender offers will be made through Ahold's wholly owned subsidiaries, Gestión, Rentas e Inversiones Apoquindo Limitada ("GRIAL") and Disco Ahold International Holdings N.V.("DAIH").

Royal Ahold indicated that the tender offers were to commence on Tuesday, September 3, 2002 and are expected to expire on Thursday, October 3, 2002, unless otherwise extended.

About Santa Isabel

Santa Isabel is the second largest supermarket chain in Chile with presence in the market since 1976. The Company operates 76 supermarkets throughout the country, with nearly 7,214 employees and a total selling surface of approximately 103,165 square meters. Santa Isabel also operates 31 stores in Peru and 11 in Paraguay. Since 1998, Santa Isabel is part of Disco Ahold International Holdings N.V. that currently owns 69.7% of its share capital. DAIH is a wholly-owned subsidiary of Zaandam, The Netherlands-based Royal Ahold N.V., the international food retailer and foodservice operator. Santa Isabel is listed both on the Santiago and New York Stock Exchanges. As of March 31, 2002, the Company had 590,403,597 shares outstanding. One ADR equals 15 shares of Chilean common stock.

This news release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantee of future performance and involve a number of risks and uncertainties including, but not limited to, the risks detailed in the

company's Securities and Exchange Commission filings, and the fact that actual results could differ materially from those indicated by such forward-looking statements.

# # #

- Financial tables to follow -

Santa Isabel S.A.
Consolidated Financial Highlights

(Using Chilean GAAP. All numbers except EPS expressed in constant millions of Chilean Pesos as of June 30, 2002)

INCOME STATEMENT

		Second Quarter June 30			Twelve Months June 30		
		2002	2001	% Change	2002	2001	% Change
Net Sales		111.895	108.234	3,38%	224.123	214.234	4,62%
Cost of Sales		(84.396)	(82.880)	1,83%	(168.443)	(162.376)	3,74%
Gross Profit		27.499	25.354	8,46%	55.680	51.858	7,37%
SG&A		(31.260)	(28.185)	10,91%	(60.580)	(55.735)	8,69%
Operating Income		**(3.761)**	**(2.831)**	**32,85%**	**(4.900)**	**(3.877)**	**26,38%**
Non-operating Income							
• Interest Income		155	207	-25,11%	380	452	-15,88%
• Net earnings from investment in related companies		-	-		-	-	
• Other non-operating income		767	205	274,48%	1.277	527	142,61%
• Net loss from investment in related companies		-	(46)	-100,00%	-	(96)	-100,00%
• Amortization of goodwill		(406)	(403)	0,64%	(802)	(773)	3,76%
• Interest expense		(2.458)	(2.937)	-16,31%	(4.580)	(5.585)	-18,00%
• Other non-operating expenses		(162)	(95)	69,43%	(201)	(178)	13,24%
• Price level restatement gain (loss)		(939)	(462)	103,27%	(1.199)	(1.692)	-29,10%
Non operating income (loss)		**(3.042)**	**(3.532)**	**-14%**	**(5.125)**	**(7.345)**	**-30%**
Income Before Tax		(6.803)	(6.363)	6,92%	(10.025)	(11.222)	-10,67%
Income Tax		1.622	904	79,42%	1.729	894	93,36%
Minority Interest		(11)	(15)	-30,23%	0	(23)	-100,82%
Net Income		**(5.192)**	**(5.475)**	**-5,16%**	**(8.295)**	**(10.351)**	**-19,86%**
Net Income per Share	CH $	-8,79	-9,27	-5,16%	-14,05	-17,53	-19,86%
Net Income per ADS	US $	-0,19	-0,20	-5,16%	-0,31	-0,38	-19,86%
# of Shares Outstanding		590.403.597	590.403.597	0,00%	590.403.597	590.403.597	0,00%

OTHER FINANCIAL INFORMATION

	Second Quarter June 30			Twelve Months June 30		
	2002	2001	% Change	2002	2001	% Change
Capital Expenditures	6.393	2.802	128,20%	11.784	9.105	29,43%
EBITDA	287	609	-52,96%	2.860	2.881	-0,73%

OPERATING INFORMATION

	Second Quarter June 30		
N° of Supermarkets	2002	2001	% Change
• Chile	76	75	1,33%
• Perú	31	26	19,23%
• Paraguay	11	9	22,22%
Total Selling Space (in square meters)	166.555	180.117	-7,53%
Sales per Square Meter (in thousands)	671,8	600,9	11,80%
Number of Employees	12.244	12.456	-1,70%

Santa Isabel S,A,
Consolidated Financial Highlights

(Using Chilean GAAP, All numbers except EPS expressed in constant millions of Chilean Pesos as of June 30, 2002)

BALANCE SHEET

	Second Quarter June 30		
	2002	2001	% Change
ASSETS			
Current Assets			
* Cash	8.111	15.724	-48,42%
* Time deposits	8	11.170	-99,93%
* Marketable securities	814	1.914	-57,47%
* Trade Accounts Receivables	8.770	9.186	-4,53%
* Notes receivable	1.937	1.672	15,89%
* Other accounts receivable	4.339	3.455	25,58%
* Notes and accounts receivable from related companies	-	400	-100,00%
* Inventories	36.650	31.873	14,99%
* Recoverable taxes	1.042	1.329	-21,58%
* Pre-paid expenses	5.022	3.623	38,60%
* Other current assets	406	457	-11,13%
Total Current Assets	**67.100**	**80.804**	**-16,96%**
Non-Current Assets			
* Property, plant and equipment	147.550	138.108	6,84%
* Other assets	54.601	56.128	-2,72%
Total Assets	**269.251**	**275.039**	**-2,10%**
LIABILITIES & SHAREOLDERS EQUITY			
Current Liabilities			
* Short-term obligations with banks	11.365	5.213	118,02%
* Current portion of long-term bank obligations	8.119	2.658	205,42%
* Current portion of other long-term liabilities	2.180	1.746	24,85%
* Accounts payable - trade	58.061	60.512	-4,05%
* Notes payable	495	976	-49,31%
* Other accounts payable	7.388	8.770	-15,75%
* Notes and accounts payable to related companies	33.549	4.968	575,32%
* Provisions	4.458	4.738	-5,92%
* Withholdings	2.247	1.477	52,09%
* Income taxes	12	21	-43,07%
* Unearded Income	0	473	-99,91%
* Other current liabilities	-	-	0,00%
Total Current Liabilities	**127.873**	**91.551**	**39,67%**
Long-Term Liabilities			
* Obligations with banks	22.272	29.525	-24,57%
* Notes payable	-	7	-100,00%
* Other long-term liabilities	40.176	65.371	-38,54%
Total long-term liabilities	**62.448**	**94.903**	**-34,20%**
Minority interest	703	234	200,00%
Shareholders Equity & Retained Earnings	**78.227**	**88.350**	**-11,46%**
Total Liabilities and Shareholders' Equity	**269.251**	**275.039**	**-2,10%**

Santa Isabel S.A.
Consolidated Financial Highlights

(Using Chilean GAAP. All numbers except EPS expressed in constant millions of Chilean Pesos as of June 30, 2002)

SALES BY DIVISION

	Second Quarter June 30		Twelve Months June 30	
	2002	2001	2002	2001
Net Sales	111.895	108.234	224.123	214.234
* Chile	67.205	69.454	137.350	140.478
* INSISA	84	83	168	167
* Perú	38.265	30.465	73.314	58.077
* Paraguay	6.421	8.312	13.453	15.672
* Adjustments	(79)	(80)	(161)	(160)

SAME STORE SALES

	Second Quarter June 30				Twelve Months June 30			
	2002		2001		2002		2001	
	Local currency	Ch$ Pesos	Local currency	Ch$ Pesos	Local currency	Ch$ Pesos	Local currency	Ch$ Pesos
Chile	-5,1%	-5,1%	-3,8%	-3,8%	-3,9%	-3,9%	-4,8%	-4,8%
Perú	12,8%	26,6%	-3,4%	10,1%	11,9%	28,7%	-0,4%	-0,7%
Paraguay	-12,1%	-26,3%	-17,4%	-24,8%	-6,9%	-19,7%	-14,7%	-18,5%

- Ends -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTA ISABEL S.A.

By /s/ ALVARO G. FRANCES
Alvaro G. Frances
Chief Executive Officer